UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*

                            SIRCO INTERNATIONAL CORP.
                                (Name of Issuer)

                          Common Stock, par value $.10
                         (Title of Class of Securities)

                                    829639103
                                 (CUSIP Number)

                         Access One Communications Corp.
                               3427 NW 55th Street
                          Ft. Lauderdale, Florida 33309
                                 (954) 714-0000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 With Copies to:

                   Neil S. Baritz, Esq., Dreier & Baritz, LLP
                     150 East Palmetto Park Road, Suite 401
                            Boca Raton, Florida 33432

                                  March 4, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box / /.

NOTE. Six copies of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO.         829639103

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1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Access One Communications Corp. ("Access One")
         22-3527935

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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) / /
                                                                        (b) /x/
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3.       SEC USE ONLY

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4.       SOURCE OF FUNDS*
         Shares of Access One common stock

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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e) /  /

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6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         a New Jersey Corporation

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         NUMBER OF                 7.       SOLE VOTING POWER
         SHARES                             1,800,000
         BENEFICIALLY              ___________________________________________
         OWNED BY                  8.       SHARED VOTING POWER
         EACH                      ___________________________________________
         REPORTING                 9.       SOLE DISPOSITIVE POWER
         PERSON                             1,800,000
         WITH                      ___________________________________________
                                   10.      SHARED DISPOSITIVE POWER

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11.      AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,800,000

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12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES* / /

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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         17.8%

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14.      TYPE OF REPORTING PERSON *
         CO.

ITEM 1.           SECURITY AND ISSUER.

         This Schedule 13D relates to the common stock, .10 par value ("Common Stock"), issued by:

                             SIRCO INTERNATIONAL CORP. (the "Company")
                             24 Richmond Hill Avenue
                             Stamford, CT 06901

ITEM 2.           IDENTITY AND BACKGROUND FOR ACCESS ONE COMMUNICATIONS
CORP. (a) - (c), (f)

                  Access One Communications Corp., a New Jersey corporation ("Access One")
                  3427 NW 55th Street
                  Ft. Lauderdale, Florida 33309

         Access One is a holding company formed to pursue acquisitions in the telecommunications field.

(d) During the last five years, Access One has not been convicted in a criminal proceeding (excluding traffic or similar misdemeanor).

(e) During the last five years, Access One has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

IDENTITY AND BACKGROUND OF DIRECTORS, EXECUTIVE OFFICERS AND CONTROL PERSONS OF ACCESS ONE COMMUNICATIONS CORP. (a) - (c), (f)

I.       Kenneth G. Baritz
         c/o Access One Communications Corp.
         3427 NW 55th Street
         Ft. Lauderdale, Florida 33309

Mr. Baritz is Chief Executive Officer and Chairman of the Board of Access One.

II.      Wesly Minella
         c/o Access One Communications Corp.
         3427 NW 55th Street
         Ft. Lauderdale, Florida 33309

Mr. Minella is the Secretary of Access One.

III.     Kevin Griffo
         c/o Access One Communications Corp.
         3427 NW 55th Street
         Ft. Lauderdale, Florida 33309

Mr. Griffo is the President and Chief Operating Officer of Access One.

IV.      Paul Riss
         c/o SIRCO International Corp.
         24 Richmond Hill Avenue
         Stamford, CT 06901

Mr. Riss is the Chief Financial Officer of the Company and a member of the Board of Directors of Access One.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The funds used for the purchase reported herein consist of 1,775,000 shares of Access One's common stock, neither of which were borrowed. As a result of this purchase reported herein, Access One has purchased more than 5% of the Company's outstanding Common Stock during the proceeding twelve months. Consequently, Access One is filing this Schedule 13D.

         None of the directors, executive officers or control persons of Access One contributed capital to Access One to effect the acquisition of the shares disclosed in this Schedule 13D.

ITEM 4.           PURPOSE OF THE TRANSACTION.

         The acquisition of the stock is for investment purposes in connection with the continued development and expansion of Access One's business and will be used to collaterize and restructure certain of its debt obligations; Access One may in the future, purchase additional shares of the Company's Common Stock or dispose of shares by sale, gift or otherwise. Access One has no present plans or proposals would result in any actions listed in paragraphs (a) through (j) of
Item 4 of this Schedule 13D.

ITEM 5.           INTEREST IN THE SECURITIES OF THE ISSUER - ACCESS ONE
                  COMMUNICATIONS CORP.

         (a) Access One beneficially owns 1,800,000 shares (17.8%) of the Company's outstanding Common Stock.

         (b) Access One has sole power to vote and dispose of the 1,800,000 shares.

         (c) Access One acquired, in the aggregate, 1,800,000 non-registered shares of the Company's Common Stock in exchange for 2,150,000 shares of its common stock.

         (d) Not applicable.

         (e)      Not applicable.

INTEREST IN THE SECURITIES OF THE ISSUER - DIRECTORS, EXECUTIVE OFFICERS AND CONTROL PERSONS OF ACCESS ONE

         (a) - (c) Collectively, the directors, executive officers, and control persons of Access One beneficially own 142,000 shares of the outstanding shares of the Company's Common Stock.

         (d) Not applicable for each and every director, executive officer and control person or Access One.

         (e) Not applicable for each and every director, executive officer and control person or Access One.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         All of the shares owned by Access One have been registered on Form S-3 which Form S-3 was declared effective on May 18, 1999.

         None of the directors, executive officers or control persons of Access One have entered into any contracts, agreements or undertakings with respect to the securities of the Company.

         Pursuant to an agreement with the Company, Access One has the right to reverse the transaction described herein, in its sole discretion. Such right must be exercised, if at all, on or prior to September 4, 1999, in which event Access One must immediately issue to the Company a three year warrant to purchase 500,000 shares of the common stock of Access One at an exercise price of $1.00 per share.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

         Not Applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   August 2, 1999              ACCESS ONE COMMUNICATIONS CORP.


                                     By: /s/ KENNETH G. BARITZ
                                         ---------------------------------------
                                             Kenneth G. Baritz, Chairman and CEO